

January 15, 2012

<u>Via E-mail</u>
Peter E. Kalan
Chief Executive Officer
CSG Systems International, Inc.
9555 Maroon Circle
Englewood, Colorado 80112

    Re: CSG Systems International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed March 15, 2012
           File No. 0-27512

Dear Mr. Kalan:

       We refer you to our comment letter dated December 6, 2012, regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

                           Sincerely,

                           /s/ Cecilia Blye

                           Cecilia Blye, Chief
                           Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance